MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	40 JOHNSTON ST
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 495 0888

ISSUER FACSIMILE NUMBER:	(64) 4 495 0889

CONTACT NAME AND POSITION:	Thompson Jewell, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE PERIOD ENDED:	September 30, 2007

DATE OF REPORT:	November 9, 2007

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	November 9, 2007
DIRECTOR	FULL NAME	DATE SIGNED

“Thompson Jewell”	Thompson Jewell	November 9, 2007
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2007

Overview

The Company is engaged in oil and gas exploration and production in New Zealand and Papua New Guinea. This activity comprises:

-	geological and geophysical studies to define targets for drilling
-	drilling and evaluation of exploration wells
-	development and production of commercially viable discoveries
-	use of infrastructure for own and third parties transport and storage of hydrocarbons.

It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling. It is also the nature of the business that a proportion of exploration wells that are drilled will be unsuccessful. The Company typically acts as a member of a joint venture group working through a phased work program agreement, entered into with the appropriate regulatory body. In each of New Zealand and Papua New Guinea, the regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction on behalf of the state. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the outcomes of the previous step. For example, the commitment to drill a well in the up-coming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will generally have the right at the end of a permit year to commit to the next year’s work program or relinquish their permit rights.

Currency

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing

BOE Cautionary Statement

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Date

The date of this filing is November 9, 2007, for the period ended September 30, 2007.

Please refer to the Company’s annual Management Discussion & Analysis, filed on March 30, 2007, for further information, which is updated below.

Overall Performance

The Company had a loss for the three months ended September 30, 2007 of $3.6 million.

The Company held cash and short-term deposits amounting to $7.9 million (this balance includes $3 million of cash that is held in a restricted account required under the loan facility) as at September 30, 2007. Cash held by the Company increased in the quarter by $4 million. This was a consequence of fundraising activities.

Cheal Field

Construction of the Cheal Oil Field production station at the Cheal A site commenced in Q3 2006. Construction was completed in Q3 2007. The pre-commissioning test phase

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2007

commenced on August 10, 2007 and first oil was produced through the production station in September 2007. The production station is now fully certified and was formally opened on October 8, 2007.

In the period July 1, 2007 to September 30, 2007 the Cheal Oil Field produced a total of 41,611 barrels of oil (100%). The oil was transported to the Waihapa Production Station where it was sold to Swift Energy NZ Ltd. Gas produced in association with crude oil production was used to generate electricity for on-site use with the excess electricity sold into the local grid.

Oil production is currently from wells at the Cheal A site. Three additional wells at a second site, Cheal B, located to the north of the Cheal A site will be brought into production in late December 2007 following the completion of the tie-ins to the pipelines connecting the Cheal B site with the production facilities at the Cheal A site.

Oil production of approximately 700 barrels per day (100%) is anticipated by January 2008 following the completion of the tie-ins of the Cheal B wells. The drilling of two new wells at the Cheal A site in Q1 2008 is expected to further increase total production.

The commercial arrangements for the long term storage and sale of the crude oil have been completed.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 69.5% beneficial interest in the Cheal Field. An independent report by Sproule International Ltd dated December 31, 2006, estimates 100% of 2P (proved and probable) Reserves in Cheal to be 2.9 million BOE’s and 3P (proved, probable and possible) to be 4.1 million BOE’s.

Footnote: Subsequent to quarter end the Cheal-A3X production well located at the Cheal A site was shut-in due to mechanical problems. Remedial work is ongoing and is it is expected that the well will be back on limited production by the second week of November. Options to return the well to full production are under consideration.

Cardiff Project

Field operations commenced in August 2007 for the workover of the Cardiff-2A well ahead of a flow test of the K3E reservoir interval. The upper McKee Formation was isolated and a drilling rig is expected to be mobilised to the site in November 2007. The workover of the Cardiff-2A well is expected to be completed by December 2007. Testing of the K3E will commence immediately following the completion of the workover.

No reserves have yet been assigned to this property.

The Company is the operator of, and currently holds a 25.1% interest in, the Cardiff Field. In September 2007 an agreement to acquire all of the shares of International Resource Management Corporation (IRM) became unconditional. IRM holds a 19.8% interest in the Cardiff Field. The purchase of the shares of IRM is expected to be completed in October 2007. On completion of the IRM transaction the Company will hold a 44.9% interest in the Cardiff Field.

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2007

Kahili Field

Production from the Kahili Field (PMP 38153) has been suspended since November 2004. A re-interpretation of the seismic shows the crest of the structure to be some 100 metres higher to the north-east of the existing Kahili 1A/B well. It is intended to drill this up-dip potential in Q1 2008. As production facilities have already been established in the field, production, from a successful well, will be able to be achieved with minimal delay.

No reserves have yet been assigned to this property since being written off in 2004.

The Company is the operator of, and holds an 85% beneficial interest in, the Kahili Field.

Exploration and Appraisal Projects

The Company continues to evaluate its exploration portfolio to high grade prospects and pursue the drilling of those prospects that are likely to have the most impact on the Company’s growth.

New Zealand

No drilling or seismic acquisition took place in the reporting period.

A drilling prospect inventory for the greater Cheal Field (PMP 38156 and PEP 38738) was complied and fundraising activities have commenced to secure additional working capital. Drilling of the first of these prospects is expected to commence in Q1 2008.

Papua New Guinea

On August 14, 2007 the Minister of Petroleum and Energy (PNG) granted a five year extension to the term of the Petroleum Retention Licence 4 (which took effect from August 2005). Preparations for a 43km 2D infill seismic survey are underway and acquisition of the survey is expected to commence in November 2007. The Company holds a 28.9% interest in PRL 4 and is the operator of the licence.

The PPL 235 Joint Venture continues to assess opportunities to monetise the Douglas discovery.  A non binding MOU between Alcan South Pacific Pty Ltd and the operator of the PPL 235 Joint Venture provides for the parties to explore the possibility of exporting Douglas gas to the Gove Refinery in the Northern Territory.  Work is ongoing to evaluate this opportunity.  The company holds a 35 percent interest in PPL 235.  The operator of PPL 235 is Foreland Oil Limited.

Funding and risks

The Company considers it can meet all obligatory work requirements out of existing funds, future production revenue and by raising additional capital. As part of its ongoing exploration

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2007

portfolio management, the Company continually assesses its equity holding in permits and may elect to farm-out portions of certain commitments. The Company is currently earning revenue from the sale of Cheal oil from permanent production facilities.

The Company faces a variety of business risks. The principal ones relate to exploration failure, production plant or well failure, oil price, exchange rates and the cost and availability of services and materials. The company benefits or loses from an increase or decrease in oil prices subject to oil price hedges in place. The Company’s exploration costs are incurred in both NZ dollars and US dollars. The Company derives revenues principally denominated in US dollars. This provides a partial hedge to the exchange rate fluctuations. Exchange rate movements cannot be predicted. The Company maintains the bulk of its cash reserves in US dollars.

Due to the recent high level of worldwide oil exploration activity, exploration services and related materials are in high demand and as a consequence have increased significantly in cost. Costs increases have been fuelled by the stronger NZ$ against the US$.

Results of Operations

Quarter Ended September 30, 2007

The Company’s share of test production from Cheal has generated revenue of $2,172,862 for the quarter ended September 30, 2007. Other significant revenue was joint venture recoveries and interest which totaled $427,579 for the quarter.

For the quarter ended September 30, 2007, the Company incurred a net loss of $3,636,895 compared to a net profit of $346,828 for the quarter ended September 30, 2006. The increased loss for the September 30, 2007 quarter of $3,983,723 was primarily attributable to:

-

in December 2006 the Company entered into a number of put options and forward sales contracts for the future sale of crude oil from the Cheal field. The fair value of the derivatives had decreased for the period ended September 30 2007 resulting in a net loss of $1,077,193;

-	increase in depletion expense of $936,732 due to permanent production of oil from the Cheal field.
-

increase in general and administrative expenses of $846,244. This was primarily related to higher staffing levels and insurance. The Company has increased the number of staff within the last 12 months to enable it to dedicate sufficient resources to operational and administrative activities in order to implement the Company strategy;

-

increase in interest expense of $411,476 and debt financing expense of $283,300. This is the result of the Company drawing down a debt facility from Investec Bank (Australia) Ltd in December 2006. The Company did not have any borrowings for the period ended September 30 2006.

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2007

-	exchange loss of $553,356 relative to the September 2006 exchange gain of $795,889.

offset by;

-	net production (sales less royalties and production costs) increased by $867,845;

Summary of Quarterly results

		Net Revenue Less Production Costs $	Net (loss)/profit for the period $	Net (loss)/profit per share basic’ $	Net (loss)/profit per share diluted’ $
2007
First quarter		360,425	(2,224,131)	(0.08)	(0.08)
Second quarter		1,014,501	(3,243,512)	(0.11)	(0.11)
Third quarter		1,179,525	(3,636,895)	(0.12)	(0.12)

2006
First quarter	(1)	2,230	(2,291,435)	(0.10)	(0.10)
Second quarter	(1)	(3,012)	(21,129)	0.00	0.00
Third quarter	(1)	311,680	346,828	0.02	0.02
Fourth quarter	(1)	74,687	(11,441,092)	(0.49)	(0.49)

2005
Foruth quarter	(1)	274,227	(4,286,996)	(0.22)	(0.22)

(1) Effective 2006 the company follows the successful efforts method of accounting for its operations. The change in the accounting policy has been applied retroactively and prior years’ figures have been restated (refer to Note 4 in the 2006 Annual financial statements). The write-down of oil and gas properties has been restated in the 2006 quarters and recorded in the fourth quarter of 2005 (refer to Note 7 in the 2006 Annual financial statements).

The Company has not had any discontinued operations and extraordinary items in the past 2 years.

Liquidity and Capital resources

The Company participates in oil and gas exploration and development joint venture operations with third parties and is contractually committed under agreements to complete certain exploration programs.

The Company had total cash and short-term deposits (including restricted cash) of $7.9 million at September 30, 2007.

In September 2007, the Company completed a private placement of 7,692,308 preferred shares at a price of $1.30 raising $10 million. 150,000 warrants at an exercise price of $1.30 will be issued to the broker, who arranged the private placement, subject to regulatory approval.

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2007

The Company’s management estimates that the total obligations under various work programs are $5.7 million as at September 30, 2007. In addition to this the Company has a further obligation in respect to the outstanding balance of the two prepaid gas agreements with Vector Limited (previously NGC) totaling $1.2 million and $2.4 million respectively. The $1.2 million prepaid gas obligation will either be repaid by gas deliveries or, in 2013, by cash or issue of equity in one of the Company’s subsidiaries. The $2.4 million prepaid gas obligation will either be repaid by gas deliveries, or can be terminated in certain circumstances. In the event of termination the outstanding amount of the advance is repayable without interest for a period of 14 days, after which interest becomes payable on any balance of the advance not repaid. Further information can be found in Note 19 of the Company’s 2006 Annual Financial Statements.

The Company’s obligations are summarized in the following table.

	Payments Due by Period (US$)
Contractual and other obligations	Total	Less than 1 year	1–3 years	3–5 years	After 5 years
Operating Leases	588,482	144,524	262,939	181,018
Debt Facility	19,000,000	8,200,000	10,800,000
Joint Venture Commitments (1)	5,712,336	5,712,336
Other Obligations (2)	3,633,194	1,126,324	1,806,150	598,434	102,286
Total Contractual Obligations	28,934,012	15,183,184	12,869,089	779,452	102,286

(1) Joint Venture Commitments that the Company has are in respect to the Company’s share of approved permit work programs and other work obligations. These include a 69.5% share in the Cheal field development. Also included is a test of the K3E zone in the Cardiff 2A well.

(2) Other Long Term Obligations are in respect to Prepaid gas revenue.

The Company is currently in discussions with its joint venture participants regarding other permit work programs. However these programs have yet to be approved. These discussions are in line with standard ongoing business practice.

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2007

Off-Balance Sheet Arrangements

The Company has periodically reduced its exposure in oil and gas properties in relation to its permit obligations by farming out to other participants. No such transactions occurred in the quarter ended September 30, 2007.

Related Party Transactions

Directors received a total remuneration of $53,581 during the three months to September 30, 2007 (three months to September 30, 2006 - $25,250). Directors’ fees were increased from January1, 2007 to take account of the changed board composition and market practices.

Proposed Transactions

Discussions which may in due course lead to further funding arrangements are underway regarding the Company’s assets in New Zealand and Papua New Guinea. These discussions are in line with standard ongoing business practice; and as at the date of this report none have been finalized.

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements, the reported amounts of the revenues and expenses for the period reported. Specifically, estimates were utilized in calculating depletion, amortization and write-downs. Actual results could differ from these estimates and the differences could be material.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the quarter ended September 30, 2007. The 2006 figures have been restated for the adoption of successful efforts as at December 2006.

Financial Instruments and Other Instruments

a)	Incentive Stock Options

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s interim financial statements for the quarter ended September 30, 2007 (see Note 8(b)).

In the quarter ended September 30, 2007, the Company granted 965,000 stock options at exercise price ranging from $1.20 to $1.42. 100,000 stock options were exercised at an exercise price of $1.20 for total proceeds of $120,000. 450,000 options granted in February 2006 on the basis of a consultancy agreement with a former CEO/Director were cancelled in August 2007 for consideration of $54,000.

On July 29, 2007 200,000 vested stock options lapsed due to cessation of employment.

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2007

b)	Share Purchase Warrants

In conjunction with the debt facility entered into with Investec Bank (Australia) Limited in December 2006, the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. In the event that these are exercised, proceeds are first applied to any outstanding loan facility. At the end of September 30, 2007, all these warrants remained outstanding.

c)	Derivatives

The Company has entered into a series of forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long term debt. As the forward sales contracts hedge commodity price against the Brent Crude Futures Contract, the Company has assessed the long term effectiveness of the forwards sales contracts as not being sufficiently effective to enable it to apply hedge accounting.

The Company’s outstanding contracts for derivative instruments, (which account for 20% of Cheal proved and probable reserves), and the related fair values at September 30, 2007 are as follows:

	Quantity (barrels)	Maturity date	Average price US$ per bbl	Fair value at September 30, 2007
Crude oil forward sales	368,700	November 2007 – January 2011	65.10	(3,379,795)

As at September 30, 2007 the average price per bbl of equivalent crude oil forward sales contracts for the period November 2007 – January 2011 ranged from 71.06 to 80.15, thus giving rise to a negative fair value for these derivatives of $3,379,795.

d)	Preferred Shares

On September 20, 2007 the Company privately placed 7,692,308 preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million.

The preferred shares are convertible one-for-one into the Company’s common shares for a three-year period and have a fixed dividend of 8% a year, payable six monthly.

AUSTRAL PACIFIC ENERGY LTD.

BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2007

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

Outstanding Share Data (as at September 30, 2007):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	30,564,287
Incentive Stock Options	152,502 (vested) 1,784,998 (un-vested)	Various (October 15, 2007 to September 11, 2012)	Exercisable for 1 common share each from $1.02 to $2.50, vesting over periods of 18, 24 or 36 months.
Share Purchase Warrants	2,500,000	December 21, 2008

In conjunction with the debt facility, the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. In the event that these are exercised, proceeds are first applied to any outstanding Junior tranche debt. At the end of September 2007, all these warrants were outstanding.

“Thompson Jewell”

Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.